Exhibit 1
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[Desc Logo] [Photograph of Corporate Building]
Sale of Santa Fe Shopping Center

Contacts:
--------

Arturo D'Acosta Ruiz                                              Blanca Hirani
Alejandro de la Barreda                                       Melanie Carpenter
Tel: (52) 5261-8037                                           Tel: 212-406-3693
abarredag@mail.desc.com.mx                                    Tel: 212-343-2680
                                                           bhirani@i-advize.com



                     Desc Announces Sale of its Stake in the
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                            Santa Fe Shopping Center
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         Mexico City, September 18, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV:
DESC) announced that, through its subsidiary Dine, it completed the sale of its stake in the Santa Fe Shopping Center last week, equivalent to 51% of the property's total value. This stake was acquired by a group of Mexican private investors.

         The Santa Fe Shopping Center, located in Mexico City, is one of the most important in Latin America and, as of the date of this transaction, it had a 100% occupancy rate in its retail space.

         This transaction, for 51% of the participation, amounted to US$70 million. The majority of the proceeds will be allocated to reduce debt.

         Dine will maintain ownership of the 387,500 sq. ft. in land reserves adjacent to the shopping center, which may be developed in the future for retail or corporate use.

         "This transaction is part of a series of actions that are being undertaken by Desc to strengthen its balance sheet and successfully face the current economic slowdown," stated Mr. Fernando Senderos, Chairman of Desc.


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Desc, S.A. de C.V. is one of Mexico's largest industrial groups with sales of approximately US $2.4 billion and EBITDA of US $350 million during 2000. Its subsidiaries operate in the Autoparts (Unik), Chemical (Girsa), Food and Real Estate (Dine) industries.



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